CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Baytex Energy Corp.:
We, KPMG LLP, consent to the use of our reports, each dated February 24, 2021, with respect to the consolidated financial statements and the effectiveness of internal control over financial reporting included in this annual report on Form 40-F.
We also consent to the incorporation by reference of such reports in the Registration Statement (No. 333-171568) on Form S-8 and Registration Statement (No. 333-171866) on Form F-3 of Baytex Energy Corp.

Chartered Professional Accountants
Calgary, Canada
February 24, 2021